Exhibit 12

EQUITY RESIDENTIAL ERP OPERATING LIMITED PARTNERSHIP Computation of Ratio of Earnings to Combined Fixed Charges ($ in thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
Income (loss) from continuing operations	$183,987	$(223,850)	$(168,174)	$160,298	$(72,941)	$(204,152)	$(185,089)
Interest expense incurred, net	228,973	317,417	586,854	455,236	460,172	455,692	481,849
Amortization of deferred financing costs	5,926	11,301	22,197	21,295	16,616	9,412	11,870
Earnings before combined fixed charges and preferred distributions	418,886	104,868	440,877	636,829	403,847	260,952	308,630
Preferred Share/Preference Unit distributions	(2,072)	(2,072)	(4,145)	(10,355)	(13,865)	(14,368)	(14,479)
Premium on redemption of Preferred Shares/Preference Units	—	—	—	(5,152)	—	—	—
Preference Interest and Junior Preference Unit distributions	—	—	—	—	—	—	(9)
Earnings before combined fixed charges	$416,814	$102,796	$436,732	$621,322	$389,982	$246,584	$294,142
Interest expense incurred, net	$228,973	$317,417	$586,854	$455,236	$460,172	$455,692	$481,849
Amortization of deferred financing costs	5,926	11,301	22,197	21,295	16,616	9,412	11,870
Interest capitalized for real estate and unconsolidated entities under development	25,037	20,006	47,321	22,509	9,108	13,008	34,859
Amortization of deferred financing costs for real estate under development	—	1	152	—	—	2,768	3,585
Total combined fixed charges	259,936	348,725	656,524	499,040	485,896	480,880	532,163
Preferred Share/Preference Unit distributions	2,072	2,072	4,145	10,355	13,865	14,368	14,479
Premium on redemption of Preferred Shares/Preference Units	—	—	—	5,152	—	—	—
Preference Interest and Junior Preference Unit distributions	—	—	—	—	—	—	9
Total combined fixed charges and preferred distributions	$262,008	$350,797	$660,669	$514,547	$499,761	$495,248	$546,651
Ratio of earnings before combined fixed charges to total combined fixed charges (1)	1.60	—	—	1.25	—	—	—
Ratio of earnings before combined fixed charges and preferred distributions to total combined fixed charges and preferred distributions (1)	1.60	—	—	1.24	—	—	—

(1) For the six months ended June 30, 2013, the coverage deficiency approximated $245.9 million. For the years ended December 31, 2013, 2011, 2010 and 2009, the coverage deficiencies approximated $219.8 million, $95.9 million, $234.3 million and $238.0 million, respectively. All 2013 and prior year ratios have been reduced due to the disposition of properties which resulted in the inclusion of those properties in discontinued operations. The ratios have been further reduced due to non-cash depreciation expense and impairment charges and premiums on the redemption of Preferred Shares/Preference Units. The Company was in compliance with its unsecured public debt covenants for all periods presented.